India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, Maryland 20814
Phone: 301-983-0998
Fax: 240-465-0273

July 14, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	India Globalization Capital, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2013
Filed July 16, 2013
Form 8-K Filed January 31, 2014
Response Dated June 24, 2014
File No. 001-32830

Dear Ms. Jenkins:

This is our response to the SEC Staff’s comments in your letter of July 10, 2014 to India Globalization Capital, Inc. (“IGC”) regarding the above-referenced filings.

We are concurrently filing an amendment to Form 10-K for fiscal year ended March 31, 2013 and an amendment to Form 8-K filed on January 31, 2014 to address all comments of the SEC Staff up to date.

 For your convenience, we have included each of the Staff’s comments in italics before each of IGC’s responses.  References in this letter to “we,” “our” or “us” mean IGC or our advisors, as the context may dictate.

Form 10-K for the Fiscal Year Ended March 31, 2013
General

1. We note your response to comment 1 from our letter dated May 27, 2014.  Please revise your filing to include the table that provides a brief overview of your trading operations in China.

IGC answer:
In our amendment to Form 10-K for fiscal year ended March 31, 2013, we have improved our disclosure to include a table that provides a brief overview of our trading operations in China, as per the Staff’s request.

2. We note your response to comment 1 from our letter dated May 27, 2014.  In your amended filing please include a description of your beneficiation facilities, including the capacity and utilization, pursuant to Item 2 of Regulation S-K.

IGC answer:
In our amendment to Form 10-K for fiscal year ended March 31, 2013, we have added a description of our beneficiation facilities, including the capacity and utilization, pursuant to Item 2 of Regulation S-K, as requested.

3. We note your response to comment 2 from our letter dated May 27, 2014 and we partially reissue the comment.   On page 5 of your proposed disclosure you state that in China you own and operate iron ore mines. Please advise.

IGC answer:
In our amendment to Form 10-K for fiscal year ended March 31, 2013, we have revised the disclosure stating that in China we own and operate iron ore mines to read: “[…] we own and operate iron ore beneficiation plants, […].” We have also revised any statement referring to us “own[ing] and operat[ing] iron ore mines” specifying that in China we do not own or operate iron ore mines, but own and operate iron ore beneficiation plants instead.

4. We note your response to comment 5 from our letter dated May 27, 2014.  Please revise to include the table in your amended filing.

IGC answer:
We have revised and improved the disclosure in our amendment to Form 10-K for fiscal year ended March 31, 2013 by including a table that summarizes the nature of activity, type of license required and held and encumbrances in obtaining permit for each location where the company operates through its subsidiaries, as requested.

Explanatory Note

5. In the explanatory note of your proposed amendment, you indicate a staff comment letter dated January 28, 2011.  Please revise this typographical error to indicate the accurate date of January 28, 2014.

IGC answer:
In our amendment to Form 10-K for fiscal year ended March 31, 2013, we have changed all typos on the references indicating a staff comment letter dated January 28, 2011 to indicate the accurate date of January 28, 2014.

Notes to Consolidated Financial Statements, page F-7
Note 2 – Significant Accounting Policies, page F-10
l)  Accounts Receivable – Long Term, page F-13

6. We note from your proposed amendment that you intend to delete the line item caption, “accounts receivable – long term” and replace it with “left intentionally blank.”  However, the narrative still remains under “left intentionally blank.”  Please clarify or revise to remove it.

IGC answer:
In our amendment to Form 10-K for fiscal year ended March 31, 2013, we have made sure that the line item caption, “accounts receivable – long term” has been replaced with “left intentionally blank.”

Form 8-K filed January 31, 2014
Exhibit 99.1

7. We note your response to comment 9 from our letter dated May 27, 2014.  Please file the amended Form 8-K.

IGC answer:
We are simultaneously filing the previously proposed amendment to Form 8-K filed January 31, 2014, as accepted by the Staff.

Closing

IGC acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IGC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ss:	India Globalization Capital, Inc.
Ram Mukunda Chief Executive Officer and President (Principal Executive Officer)

cc:       Mr. John Coleman, SEC
Mr. Steve Lo, SEC
Ms. Nasreen Mohammed, SEC
Mr. Spencer Feldman, Esq.